Exhibit 99.1
Navios Maritime Partners L.P.
Reports Financial Results for the Second Quarter and Six Months ended June 30, 2011
•	2.3% increase in cash distribution to $0.44 per unit for Q2 2011

•	37.2% increase in quarterly Revenues to $45.7 million

•	43.5% increase in quarterly Operating Surplus to $28.7 million

•	41.5% increase in quarterly Adjusted EBITDA to $34.8 million
     PIRAEUS, GREECE, July 27, 2011 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of dry cargo vessels, today reported its financial results for the second quarter and six months ended June 30, 2011.
     Ms. Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “I am pleased with our results for the quarter, during which we increased adjusted net income by 32.6% and adjusted EBITDA by 41.5%. These strong results and our stable business allowed us to increase our distribution by 2.3% — to $0.44 quarterly and $1.76 annually. This is the second time in the last three quarters we have raised our dividend.”
     Ms. Frangou continued, “We see signs that the market is beginning to rationalize the number of vessels in the market. Non-deliveries continue, with 40% of the projected order book failing to deliver for the first six months of 2011. In addition, scrapping is accelerating. Year to date, about 2.65% of the dry bulk fleet was scrapped, representing about 195 vessels and 14.2 million dead weight tons. Yet, about 20% of the fleet remains older than 20 years. With steel prices at an all time high, we would expect scrapping to continue at an accelerated rate and rationalization of the global fleet to proceed.”
RECENT DEVELOPMENTS
Increase in Cash Distributions
     The Board of Directors of Navios Partners declared a cash distribution for the second quarter of 2011 of $0.44 per unit. This represents an increase of 2.3% from the cash distribution of $0.43 per unit declared in the first quarter of 2011. The distribution is payable on August 11, 2011 to holders of record on August 5, 2011.
Vessel acquisition
     On May 19, 2011, Navios Partners purchased two vessels from Navios Maritime Holdings Inc. (“Navios Holdings”): the Navios Orbiter, a 76,602 dwt Panamax vessel built in 2004 and the Navios Luz, a 179,144 dwt Capesize vessel built in 2010, for a total consideration of $130.0 million. The Navios Orbiter has been chartered-out at a net rate of $38,052 per day until April 2014, which Navios Partners expects to contribute an annualized EBITDA of approximately $11.9 million. The Navios Luz has been chartered-out at a net rate of $29,356 per day until November 2020, which Navios Partners expects to contribute an annualized EBITDA of approximately $8.4 million.
     Following the acquisitions of the Navios Orbiter and the Navios Luz, Navios Partners’ operational fleet consists of 18 drybulk vessels comprised of one Ultra-Handymax, six Capesize and eleven Panamax vessels. The fleet has a total capacity of approximately 1.9 million dwt and an average age of approximately 5.1 years.

Credit Facility
     On May 27, 2011, Navios Partners entered into a new credit facility with Commerzbank AG and DVB Bank SE, and borrowed $35.0 million to partially finance the acquisitions of the Navios Luz and the Navios Orbiter. The facility has a maturity of seven years and is repayable in 28 quarterly installments of $0.63 million each with a final balloon payment of $17.5 million to be repaid on the last repayment date. It bears interest at a rate of LIBOR plus 270 bps. The facility also requires compliance with certain financial covenants.
Long-Term and Insured Cash Flow
     Navios Partners has entered into medium to long-term time charter-out agreements for its vessels with a remaining average term of 4.2 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 98.1% of available days for 2011, 91.0% for 2012 and 78.0% for 2013, generating revenues of approximately $187.1 million, $187.9 million and $158.5 million, respectively. The average contractual daily charter-out rate for the fleet is $30,282, $31,340 and $32,732 for 2011, 2012 and 2013, respectively. The average daily charter-in rate for the active long-term charter-in vessels is $13,513 for 2011.
     Navios Partners’ charter-out contracts are insured for credit default by an AA+ rated European Union governmental agency.
Fleet Update
     The Navios Apollon suffered an engine breakdown on her way to Tonda, Japan for discharging operations, is currently undergoing repairs and is expected to be operational in September 2011. As a result, the original charter contract was terminated.
FINANCIAL HIGHLIGHTS
     For the following results and the selected financial data presented herein Navios Partners has compiled consolidated statement of operations for the three and six months ended June 30, 2011 and 2010. The quarterly and six month 2011 and 2010 information was derived from the unaudited condensed consolidated financial statements for the respective periods. Adjusted EBITDA and Operating Surplus are non-US GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

	Three Month Period			Six Month
	ended	Three Month Period ended	Six Month	Period ended
	June 30, 2011	June 30, 2010	Period ended June 30, 2011	June 30, 2010
(in $ '000 except per unit data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$45,675	$33,255	$88,479	$62,668
Net income	$13,511	$13,184	$30,111	$25,769
Adjusted Net income (1)	$17,490	$13,184	$34,090	$25,769
Adjusted EBITDA (1)	$34,772	$24,592	$67,202	$45,933
Earnings per Common unit	$0.29	$0.37	$0.63	$0.75
Adjusted Earnings per Common unit(1)	$0.36	$0.37	$0.71	$0.75
Operating Surplus	$28,673	$19,957	$55,191	$36,886
Maintenance and Replacement Capital expenditure reserve	$4,569	$3,617	$8,912	$6,916

(1)	Adjusted Net income, Adjusted Ebitda and Adjusted Earnings per Common unit for the three and six month period ended June 30, 2011, exclude $4.0 million of non-cash charge for the write-off of the intangible asset associated with the Navios Apollon charter-out contract.

Three month period ended June 30, 2011 and 2010
     Time charter revenues for the three month period ended June 30, 2011 increased by $12.4 million or 37.2% to $45.7 million, as compared to $33.3 million for the same period in 2010. The increase was mainly attributable to the acquisition of the Navios Pollux in May 2010, the Navios Fulvia and the Navios Melodia in November 2010 and the Navios Luz and the Navios Orbiter in May 2011. As a result of the vessel acquisitions, operating days of the fleet increased to 1,450 days for the three month period ended June 30, 2011, as compared to 1,142 days for the three month period ended June 30, 2010. The increase in revenue was partially offset by the decrease of $2.1 million incurred due to the engine breakdown of the Navios Apollon. The time charter equivalent (“TCE”) increased to $29,640 for the three month period ended June 30, 2011, from $28,986 for the three month period ended June 30, 2010.
     Adjusted EBITDA increased by $10.2 million to $34.8 million for the three month period ended June 30, 2011, as compared to $24.6 million for the same period of 2010. The increase in Adjusted EBITDA was due to a $12.4 million increase in revenue following the acquisitions of the Navios Pollux in May 2010, the Navios Melodia and Navios Fulvia in November 2010 and the Navios Luz and the Navios Orbiter in May 2011. The above increase was partially offset by a $1.7 million increase in management fees, a $0.3 million increase in time charter expenses and a $0.3 million increase in administrative and other expenses as a result of the increased number of vessels in Navios Partners’ fleet.
     The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended June 30, 2011 and 2010 was $4.6 million and $3.6 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3). Expansion capital expenditures for each of the three month periods ended June 30, 2011 and 2010 were $120.0 million and $110.0 million, respectively.
     Navios Partners generated an Operating Surplus for the three month period ended June 30, 2011 of $28.7 million, as compared to $20.0 million for the three month period ended June 30, 2010. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).
     Net income for the three months ended June 30, 2011 amounting to $13.5 million has been adversely affected by $4.0 million of non-cash charge for the write-off of the intangible asset associated with the Navios Apollon charter-out contract. Excluding this one-off item Adjusted Net income for the three month period ended June 30, 2011 amounted to $17.5 million compared to $13.2 million for the three months ended June 30, 2010. The increase in net income by $4.3 million was due to: (a) a $10.2 million increase in Adjusted EBITDA; and (b) a $0.2 million increase in interest income, partially offset by: (i) a $0.5 million increase in interest expense and finance cost, net; and (ii) a $5.6 million increase in depreciation and amortization expense due to the acquisition of the Navios Pollux, the Navios Melodia, the Navios Fulvia, the Navios Orbiter and the Navios Luz and the favorable lease terms recognized in relation to these acquisitions.
Six month periods ended June 30, 2011 and 2010
     Time charter revenues for the six month period ended June 30, 2011 increased by $25.8 million or 41.1% to $88.5 million, as compared to $62.7 million for the same period in 2010. The increase was mainly attributable to the acquisition of the Navios Hyperion and the Navios Sagittarius in January 2010, the Navios Aurora II in March 2010, the Navios Pollux in May 2010, the Navios Fulvia and the Navios Melodia in November 2010 and the Navios Luz and the Navios Orbiter in May 2011. As a result of the vessel acquisitions, operating days of the fleet increased to 2,814 days for the six month period ended June 30, 2011, as compared to 2,218 days for the six month period ended June 30, 2010. The increase was partially offset by the decrease of $3.0 million incurred due to the engine breakdown of the Navios Apollon. The time charter equivalent (“TCE”) increased to $30,013 for the six month period ended June 30, 2011, from $28,130 for the six month period ended June 30, 2010.

     Adjusted EBITDA increased by $21.3 million to $67.2 million for the six month period ended June 30, 2011, as compared to $45.9 million for the same period of 2010. The increase in Adjusted EBITDA was due to a $25.8 million increase in revenue following the acquisitions of the Navios Hyperion and the Navios Sagittarius in January 2010, the Navios Aurora II in March 2010, the Navios Pollux in May 2010, the Navios Melodia and Navios Fulvia in November 2010 and the Navios Luz and the Navios Orbiter in May 2011. The above increase was partially offset by a $3.6 million increase in management fees, a $0.4 million increase in time charter expenses and a $0.4 million increase in administrative and other expenses as a result of the increased number of vessels in Navios Partners’ fleet.
     The reserve for estimated maintenance and replacement capital expenditures for the six month periods ended June 30, 2011 and 2010 was $8.9 million and $6.9 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3). Expansion capital expenditures for each of the six month periods ended June 30, 2011 and 2010 were $120.0 million and $285.8 million, respectively.
     Navios Partners generated an Operating Surplus for the six month period ended June 30, 2011 of $55.2 million, as compared to $36.9 million for the six month period ended June 30, 2010. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).
     Net income for the six months ended June 30, 2011 amounting to $30.1 million has been adversely affected by $4.0 million of non-cash charge for the write-off of the intangible asset associated with the Navios Apollon charter-out contract. Excluding this one-off item Adjusted Net income for the six month period ended June 30, 2011 amounted to $34.1 million compared to $25.8 million for the six months ended June 30, 2010. The increase in net income by $8.3 million was due to (a): a $21.3 million increase in Adjusted EBITDA; and (b) a $0.3 million increase in interest income, partially offset by: (i) a $1.3 million increase in interest expense and finance cost, net; and (ii) a $12.0 million increase in depreciation and amortization expense due to the acquisition of the Navios Sagittarius, the Navios Hyperion, the Navios Aurora II, the Navios Pollux, the Navios Melodia, the Navios Fulvia, the Navios Orbiter and the Navios Luz and the favorable lease terms recognized in relation to these acquisitions.
Fleet Employment Profile
     The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three and six month period ended June 30, 2011 and 2010.

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Available Days (1)	1,541	1,147	2,981	2,228
Operating Days (2)	1,450	1,142	2,814	2,218
Fleet Utilization (3)	94.1%	99.6%	95.5%	99.6%
Time Charter Equivalent (per day) (4)	$29,640	$28,986	$30,013	$28,130
Vessels operating at period end	18	14	18	14

(1)	Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.

(4)	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.
Conference Call details:
     Navios Partners’ management will host a conference call today, Wednesday, July 27, 2011 to discuss the results for the second quarter and six months ended June 30, 2011.
Conference Call details:
Call Date/Time: Wednesday, July 27, 2011 at 08:30 am ET
Call Title: Navios Partners Q2 2011 Financial Results Conference Call
US Dial In: +1.866.394.0817
International Dial In: +1.706.679.9759
Conference ID: 8514 2534
     The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:
US Replay Dial In: +1.855.859.2056
International Replay Dial In: +1.404.537.3406
Conference ID: 8514 2534
Slides and audio webcast:
     There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
     A supplemental slide presentation will be available on the Navios Partners website under the “Investors” section by 7:45 am ET on the day of the call.

About Navios Maritime Partners L.P.
     Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com
Forward-Looking Statements
     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts
Investor Relations Contact:
Navios Maritime Partners L.P.
+1 (212) 906 8645
Investors@navios-mlp.com
Nicolas Bornozis
Capital Link, Inc.
naviospartners@capitallink.com

EXHIBIT 1
NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars except unit data)

	June 30,	December 31,
	2011	2010
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$52,992	$51,278
Restricted cash	3,467	824
Accounts receivable, net	3,932	936
Prepaid expenses and other current assets	2,285	2,574

Total current assets	62,676	55,612

Vessels, net	683,552	612,358
Deferred financing costs, net	2,742	2,582
Other long term assets	170	242
Intangible assets	194,543	170,091

Total non-current assets	881,007	785,273

Total assets	$943,683	$840,885

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$1,680	$1,076
Accrued expenses	2,384	1,941
Deferred voyage revenue	9,699	10,575
Current portion of long-term debt	31,700	29,200
Amounts due to related parties	6,335	2,633

Total current liabilities	51,798	45,425

Long-term debt	310,200	292,300
Unfavorable lease terms	—	665
Deferred voyage revenue	7,611	10,992

Total non-current liabilities	317,811	303,957

Total liabilities	369,609	349,382

Commitments and contingencies	—	—
Partners’ capital:
Common Unitholders (46,887,320 and 41,779,404 units issued and outstanding at June 30, 2011 and December 31, 2010, respectively)	738,169	651,965

Subordinated Unitholders (7,621,843 units issued and outstanding at June 30, 2011 and December 31, 2010)	(173,139)	(168,229)

General Partner (1,132,843 and 1,028,599 units issued and outstanding at June 30, 2011 and December 31, 2010,respectively)	2,962	1,685

Subordinated Series A Unitholders (1,000,000 units issued and outstanding at June 30, 2011 and December 31, 2010)	6,082	6,082

Total partners’ capital	574,074	491,503
Total liabilities and partners’ capital	$943,683	$840,885

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	$45,675	$33,255	$88,479	$62,668
Time charter expenses	(3,241)	(2,903)	(6,192)	(5,822)
Direct vessel expenses	(17)	(25)	(35)	(57)
Management fees	(6,466)	(4,836)	(12,514)	(8,894)
General and administrative expenses	(1,209)	(928)	(2,392)	(2,007)
Depreciation and amortization	(15,637)	(10,019)	(29,670)	(17,709)
Write-off of intangible asset	(3,979)	—	(3,979)	—
Interest expense and finance cost, net	(2,009)	(1,513)	(4,038)	(2,704)
Interest income	381	149	631	306
Other income	21	14	33	58
Other expense	(8)	(10)	(212)	(70)

Net income	$13,511	$13,184	$30,111	$25,769

Earnings per unit:

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$13,511	$13,184	$30,111	$25,769
Earnings attributable to:
Common unit holders	13,241	12,133	27,864	22,455
Subordinated unit holders	—	787	1,645	2,799
General partner unit holders	270	264	602	515
Subordinated Series A unit holders	—	—	—	—

Weighted average units outstanding (basic and diluted)
Common unit holders	46,012,815	32,732,518	43,907,804	29,782,660
Subordinated unit holders	7,621,843	7,621,843	7,621,843	7,621,843
General partner unit holders	1,114,996	843,968	1,072,036	783,767
Subordinated Series A unit holders	1,000,000	1,000,000	1,000,000	1,000,000
Earnings per unit- overall (basic and diluted):
Common unit holders	$0.29	$0.37	$0.63	$0.75
Subordinated unit holders	$—	$0.10	$0.22	$0.37
General partner unit holders	$0.24	$0.31	$0.56	$0.66
Subordinated Series A unit holders	$—	$—	—	$—

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Six Month	Six Month
	Period Ended	Period Ended
	June 30,	June 30,
	2011	2010
	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income	$30,111	$25,769

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,670	17,709
Write-off of intangible asset	3,979	—
Amortization of deferred financing cost	254	203
Amortization of deferred dry dock costs	35	57

Changes in operating assets and liabilities:
Increase in restricted cash	(1)	(1)
Increase in accounts receivable	(2,996)	(600)
Decrease/(increase) in prepaid expenses and other current assets	289	(1,510)
Decrease/(increase) in other long term assets	37	(193)
Increase in accounts payable	604	130
Increase in accrued expenses	443	1,967
Decrease in deferred voyage revenue	(4,257)	(3,111)
Increase in amounts due to related parties	3,702	10,006

Net cash provided by operating activities	61,870	50,426

INVESTING ACTIVITIES:
Acquisition of vessels	(76,220)	(174,592)
Acquisition of intangibles	(43,780)	(111,165)

Net cash used in investing activities	(120,000)	(285,757)

FINANCING ACTIVITIES:
Cash distributions paid	(45,840)	(33,088)
Net proceeds from issuance of general partner units	2,052	3,566
Proceeds from issuance of common units, net of offering costs	86,288	147,460
Proceeds from long term debt	35,000	89,000
(Increase)/decrease in restricted cash	(2,642)	12,500
Repayment of long-term debt and payment of principal	(14,600)	(12,500)
Debt issuance costs	(414)	(1,025)

Net cash provided by financing activities	59,844	205,913

Increase/(decrease) in cash and cash equivalents	1,714	(29,418)

Cash and cash equivalents, beginning of period	51,278	77,878

Cash and cash equivalents, end of period	$52,992	$48,460

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$3,692	$2,401
Issuance of common units to Navios Holdings related to the acquisition of Navios Luz and Navios Orbiter in May 2011	$9,960	$—
Issuance of common units to Navios Holdings related to the acquisition of Navios Aurora II in March 2010	$—	$20,325

EXHIBIT 2

			Capacity	Charter Expiration	Charter-Out
Owned Vessels	Type	Built	(DWT)	Date	Rate(1)
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	November 2012	$18,525
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Alegria	Panamax	2004	76,466	February 2014	$16,984	(2)
Navios Fantastiks	Capesize	2005	180,265	February 2014	$36,290
Navios Hope	Panamax	2005	75,397	August 2013	$17,562
Navios Apollon(3)	Ultra-Handymax	2000	52,073	—	$—
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Hyperion	Panamax	2004	75,707	April 2014	$37,953
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	July 2019	$42,250
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia(4)	Capesize	2010	179,132	September 2022	$29,356	(5)
Navios Orbiter	Panamax	2004	76,602	April 2014	$38,052
Navios Luz	Capesize	2010	179,144	November 2020	$29,356

Long-term Chartered-in Vessels

Navios Prosperity (6)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran (7)	Panamax	2008	76,500	March 2013	$28,391

(1)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under any new time charter.

(2)	Profit sharing 50% above $16,984/ day based on Baltic Panamax TC Average.

(3)	Following an engine breakdown, the vessel is currently undergoing repairs and is expected to be operational in September 2011. As a result, the original charter was terminated.

(4)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub-charterer of the Navios Melodia will pay us directly.

(5)	Profit sharing 50% above $37,500/ day based on BCI TC Average.

(6)	The Navios Prosperity is chartered-in for seven years starting from June 19, 2008 and we will have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen declining each year by 145 million Yen.

(7)	The Navios Aldebaran was delivered on March 17, 2008. Navios Aldebaran is chartered-in for seven years and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen declining each year by 150 million Yen.

EXHIBIT 3
Disclosure of Non-GAAP Financial Measures
1. EBITDA
     EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes. EBITDA is included because it is used by certain investors to measure a company’s financial performance. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
     Navios Partners believes EBITDA provides additional information with respect to Navios Partners’ ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and determination of cash distribution. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
     Adjusted EBITDA
     Adjusted EBITDA represents EBITDA plus the non-cash charge for the write-off of the intangible asset associated with the Navios Apollon charter-out contract.
2. Operating Surplus
     Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.
     Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.
3. Available Cash
     Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:
•	less the amount of cash reserves established by the board of directors to:
•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;
•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

     Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.
4. Reconciliation of Non-GAAP Financial Measures

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	($ ‘000)	($ ‘000)	($ ‘000)	($ ‘000)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash from Operating Activities	$30,597	$26,643	61,870	50,426
Net increase in operating assets	955	314	2,671	2,304
Net decrease/(increase) in operating liabilities	1,722	(3,628)	(492)	(8,992)
Net interest cost	1,628	1,364	3,407	2,398
Write-off of intangible asset	(3,979)		(3,979)
Deferred finance charges	(130)	(101)	(254)	(203)

EBITDA	30,793	24,592	63,223	45,933
Write-off of intangible asset	3,979	—	3,979	—

Adjusted EBITDA	34,772	24,592	67,202	45,933
Cash interest income	353	113	593	270
Cash interest paid	(1,883)	(1,131)	(3,692)	(2,401)
Maintenance and replacement capital expenditures	(4,569)	(3,617)	(8,912)	(6,916)

Operating Surplus(1)	28,673	19,957	55,191	36,886
Cash distribution paid relating to the first quarter	—	—	(23,939)	(18,001)

Cash reserves	(3,844)	(1,707)	(6,423)	(635)

Available cash for distribution	24,829	18,250	24,829	18,250

(1)	Excludes expansion capital expenditures.